MARIO D WHYTE



Work History

Nature's Path Foods USA Inc





Production Supervisor

October 1, 2015 - Present



Carmellita Epic

Chief Financial Officer (CFO): Epic Era | 2025 – Present

Gemologist: Neeter House of Luxury | 2024 – 2025

Insurance Broker: Family First Life | 2021 – 2024

Kelly Todd   Lead Safety Officer 2023 - Present
Faber Construction

Address:

Phone:

Jayce White Carpenter 2023 - Present
Faber Construction

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